Exhibit 21.1

Subsidiaries of Aduddell Industries, Inc.

Aduddell Roofing, Inc.	an Oklahoma corporation
Enviro and Emergency Management Services, Inc.	a Florida corporation
Aduddell Restoration and Waterproofing, Inc.	an Oklahoma corporation
Aduddell Financial Services LLC	an Oklahoma company
Global Specialty Group, Inc.	an Oklahoma corporation